FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2017

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG

Société Anonyme with a share capital of €17,706,519

Registered office: Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris

Paris Trade and Company Register No.: 969 202 241

Information relating to CGG Combined General Meeting of

October 31, 2017

Paris, France – October 10, 2017

The Combined General Meeting of CGG will be held on October 31, 2017 at the Espace Evènementiel Les Esselières, 3 boulevard Chastenet de Gery, 94800 Villejuif at 11:00 a.m.

Notices for the Combined General Meeting are published in the Bulletin des Annonces Légales Obligatoires. The preliminary notice of meeting was published on September 25, 2017 (Bulletin no 115) and the notice of meeting will be published on October 13, 2017 (Bulletin no 123). Both notices include the agenda, the draft resolutions and the procedure to take part in and vote at this General Meeting.

In the context of the Safeguard and Chapter 11 proceedings respectively opened in France and in the US, we particularly draw the attention of the shareholders on the Board report to the General Meeting, which details the resolutions allowing the implementation of the contemplated financial restructuring plan, and notably on pages 12-13 the consequences of a negative vote on one of these resolutions.

Holders of bearer shares can also obtain the documents related to the meeting from their financial intermediary.

Holders of registered shares will be directly invited to attend the meeting by BNP Paribas Securities Services.

All the documents and information relating to the General Meeting are available on the Company’s website (www.cgg.com) and will be made available to the shareholders under the conditions provided by law.

This meeting being crucial for the current restructuring process of CGG, the Company will ask for suspension of trading in shares of the Company (ISIN : FR 0013181864), in 2019 OCEANEs (ISIN : FR 0011357664) and in OCEANEs 2020 (ISIN : FR 0012739548) from the beginning of the General Meeting until the close of the Paris and New York Stock exchanges.

***

The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

General Secretary Tour Maine Montparnasse, 33 avenue du Maine—75015 Paris	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 10th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer